SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2010
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Deputy President and
Chief Financial Officer

Date: February 4, 2010

List of materials

Documents attached hereto:

i) Press release entitled Consolidated Financial Results for the Third Quarter Ended December 31, 2009

1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan
News & Information

No.10-016E
3:00 P.M. JST, February 4, 2010

Consolidated Financial Results
for the Third Quarter Ended December 31, 2009

Tokyo, February 4, 2010 -- Sony Corporation today announced its consolidated results for the third quarter ended December 31, 2009 (October 1, 2009 to December 31, 2009).

●	Quarterly operating results improved significantly, with all segments except All Other recording an improvement in operating results year-on-year.
●	Structural transformation initiatives are proceeding as planned.
●	Sony’s operating results forecast for the fiscal year has been revised upward, reflecting that third quarter results significantly exceeded expectations.
●	For the full fiscal year, Sony expects positive cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities.

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	Third quarter ended December 31
	2008	2009	Change in yen	2009*
Sales and operating revenue	¥2,154.6	¥2,237.9	+3.9%	$24,325
Operating income (loss)	(18.0)	146.1	-	1,588
Income before income taxes	66.5	123.9	+86.4	1,346
Net income attributable to Sony Corporation’s stockholders **	10.4	79.2	+660.6	861
Net income attributable to Sony Corporation’s stockholders per share of common stock:
— Basic	¥10.37	¥78.89	+660.8%	$0.86
— Diluted	9.98	78.76	+689.2	0.86

Unless otherwise specified, all amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income.  Operating income, as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons, and assess whether its structural transformation initiatives are achieving their objectives.

	(Billions of yen, millions of U.S. dollars)
	Third quarter ended December 31
	2008	2009	Change in yen	2009
Operating income (loss)	¥(18.0)	¥146.1	-%	$1,588
Less: Equity in net income (loss) of affiliated companies	(10.8)	(5.9)	-	(64)
Add: Restructuring charges recorded within operating expenses	12.0	13.5	+12.1	147
Operating income, as adjusted	¥4.8	¥165.5	+3,347.9%	$1,799

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

*  U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥92=U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2009.

**  Net income attributable to Sony Corporation’s stockholders is equivalent to net income in the consolidated financial statements for the fiscal years ended March 31, 2009 and prior.  Modification of the presentation format of the consolidated statement of income is required by new accounting guidance for noncontrolling interests in consolidated financial statements, which Sony adopted effective April 1, 2009.

Consolidated Results for the Third Quarter Ended December 31, 2009

Sales and operating revenue (“sales”) increased 3.9% compared to the same quarter of the previous fiscal year (“year-on-year”) primarily due to an increase in revenue in the Financial Services and Pictures segments, partially offset by a decrease in revenue in the Consumer Products & Devices segment.

During the quarter ended December 31, 2009, the average rate of the yen was ¥88.7 against the U.S. dollar and ¥131.2 against the euro, which was 7.4% higher and 4.5% lower respectively, than for the prior year’s third quarter.  On a local currency basis, sales increased 6% year-on-year.  For references to sales on a local currency basis, see Note on page 8.

Operating income was ¥146.1 billion ($1,588 million), an improvement of ¥164.1 billion year-on-year.  Operating results improved significantly due to increased sales and reductions in both cost of sales and selling, general and administrative expenses.  Excluding equity in net loss of affiliated companies and restructuring charges, operating income on an as adjusted basis improved ¥160.7 billion to ¥165.5 billion.

Equity in net loss of affiliated companies, recorded within operating income, was ¥5.9 billion ($64 million), a reduced loss of ¥4.9 billion year-on-year.  Sony recorded equity in net loss of Sony Ericsson Mobile Communication AB (“Sony Ericsson”) of ¥10.2 billion ($111 million), an improvement of ¥1.2 billion from the prior year’s third quarter mainly due to benefits from cost reduction activities.  Equity in net income for S-LCD Corporation (“S-LCD”), a joint venture with Samsung Electronics Co., Ltd., increased ¥2.1 billion year-on-year to ¥3.0 billion ($32 million).

The net effect of other income and expenses deteriorated ¥106.7 billion primarily due to the recording of a net foreign exchange loss in the current quarter versus a significant net foreign exchange gain recorded in the prior year’s third quarter.

Income before income taxes of ¥123.9 billion ($1,346 million) was recorded, an 86.4% increase year-on-year.

Income taxes:   During the third quarter of the current fiscal year, Sony recorded ¥33.2 billion ($361 million) of income taxes, resulting in an effective tax rate of 27%.  This effective tax rate was lower than the Japanese statutory tax rate primarily as a result of an increase in profits at foreign subsidiaries subject to lower tax rates.

Net income attributable to Sony Corporation’s stockholders was ¥79.2 billion ($861 million), compared to ¥10.4 billion in the previous year’s third quarter.

Operating Performance Highlights by Business Segment

Sony realigned its reportable segments from the first quarter of the fiscal year ending March 31, 2010 to reflect the Company’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices (“CPD”), Networked Products & Services (“NPS”) and B2B & Disc Manufacturing (“B2B & Disc”) segments.  The CPD segment includes products such as televisions, digital imaging, audio and video, semiconductors and components.  The equity results of S-LCD are also included within the CPD segment.  The NPS segment includes the game business as well as PC and other networked businesses.  The B2B & Disc segment is comprised of the B2B business, including broadcast- and professional-use products, as well as Blu-ray DiscTM, DVD and CD disc manufacturing.

Additionally, Music is a new reportable segment effective from the first quarter of the fiscal year ending March 31, 2010.  The Music segment includes Sony Music Entertainment (“SME”), Sony Music Entertainment (Japan) Inc. (“SMEJ”), and a 50% owned U.S. based joint venture in the music publishing business, Sony/ATV Music Publishing LLC (“Sony/ATV”).

Pictures and Financial Services continue to be reportable segments.  The equity earnings from Sony Ericsson are presented as a separate segment.

In connection with this realignment, both the sales and operating income (loss) of each segment in the third quarter ended December 31, 2008 have been restated to conform to the current quarter’s presentation.

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated. “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Consumer Products & Devices

(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥1,086.4	¥969.8	-10.7%	$10,541
Operating income (loss)	(19.8)	49.4	-	537

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased by 10.7% year-on-year (a decrease of 9% on a local currency basis) to ¥969.8 billion ($10,541 million).  Sales to outside customers decreased 8.4% year-on-year.  Products that contributed to a decrease in sales include (1) BRAVIATM LCD televisions, which were affected by intensified price competition, (2) system LSIs for the game business, which were affected by price reductions as a result of cost saving efforts, and (3) optical pickups, which were affected by price declines.

Operating income of ¥49.4 billion ($537 million) was recorded, an improvement of ¥69.3 billion year-on-year.  This improvement was mainly due to a decrease in selling, general and administrative expenses, an improvement in the cost of sales ratio, and favorable foreign currency exchange rates, partially offset by lower sales.  Restructuring charges were ¥8.3 billion ($90 million) compared with ¥8.6 billion recorded in the prior year’s third quarter.  Products contributing to the increase in operating results (excluding restructuring charges) include BRAVIA LCD televisions, reflecting the benefits of cost reduction activities, and Cyber-shotTM compact digital cameras.  Products contributing to the decrease in operating results (excluding restructuring charges) include system LSIs for the game business, and Handycam® video cameras.

Networked Products & Services

(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2008	2009	Change in yen	2009
Sales and operating revenue	¥594.9	¥606.1	+1.9%	$6,589
Operating income (loss)	(5.9)	19.4	-	211

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales increased 1.9% year-on-year (a 3% increase on a local currency basis) to ¥606.1 billion ($6,589 million).  This increase was mainly due to higher sales of VAIOTM PCs which experienced increased unit sales in all regions. Sales in the game business decreased primarily as a result of a decrease in unit sales of PlayStation®2 (“PS2”) hardware and software, and PSP® (PlayStation Portable) (“PSP”) hardware.  Due to the launch of a new model, approximately 6.5 million units of PlayStation®3 (“PS3”) hardware were sold in the current quarter, compared to approximately 4.5 million units in the prior year’s third quarter.  Approximately 4.2 million PSP units were sold in the current quarter, compared to approximately 5.1 million units in the prior year’s third quarter.  Approximately 2.1 million PS2 units were sold in the current quarter, compared to approximately 2.5 million units in the prior year’s third quarter.

Operating income of ¥19.4 billion ($211 million) was recorded, an improvement of ¥25.3 billion year-on-year, primarily due to higher VAIO PC sales.  In the game business, despite a decrease in PS2 hardware and software unit sales, and PSP hardware unit sales, profitability was relatively unchanged mainly due to an improvement in the cost of PS3 hardware.

B2B & Disc Manufacturing

(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2008	2009	Change in yen	2009
Sales and operating revenue	¥144.3	¥143.5	-0.5%	$1,560
Operating income	8.3	10.1	+21.5	110

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales decreased 0.5% year-on-year (a 4% increase on a local currency basis) to ¥143.5 billion ($1,560 million).  Sales to outside customers increased 1.1% year-on-year.  Sales of the disc manufacturing business increased, mainly due to higher Blu-ray Disc sales.  B2B business sales decreased, mainly due to a decrease in sales of broadcast- and professional-use products brought on by continuing difficulties in the business environment of developed countries.

Operating income of ¥10.1 billion ($110 million) was recorded, a 21.5% increase year-on-year.  Operating income increased as a result of higher sales for disc manufacturing partially offset by lower sales for the B2B business.

*    *    *    *    *

Total Inventory for the CPD, NPS and B2B & Disc segments, as of December 31, 2009, was ¥560.7 billion ($6,094 million), which represents a ¥445.1 billion, or 44.3% decrease compared with the level as of December 31, 2008.  Inventory decreased by ¥218.4 billion, or 28.0% compared with the level as of September 30, 2009.

Pictures
(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥175.1	¥203.2	+16.0%	$2,209
Operating income	12.9	14.1	+9.1	153

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above are a yen-translation of the results of Sony Pictures Entertainment (“SPE”), a U.S. based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 16.0% year-on-year (a 25% increase on a U.S. dollar basis).  The increase is primarily due to higher theatrical, home entertainment and television revenues.  Theatrical revenues in the current quarter benefited from the strong worldwide theatrical performances of 2012 and Michael Jackson’s This Is It.  Home entertainment revenues benefited from significant sales of Angels & Demons and Terminator Salvation.  Television revenues increased due to the new syndicated series The Dr. Oz Show, and from higher advertising and subscription revenues from SPE’s international television networks.

Operating income of ¥14.1 billion ($153 million) was recorded, a 9.1% increase year-on-year.  Operating income increased due to the revenue items noted above as well as from higher profit margins realized on SPE’s television library titles and lower marketing costs incurred in support of upcoming theatrical releases. This increase was partially offset by a loss recorded on the underperformance of Did You Hear About the Morgans? and the write-off of certain development costs.

Music
(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2008	2009	Change in Yen	2009
Sales and operating revenue	¥160.2	¥163.5	+2.0%	$1,777
Operating income	21.4	23.1	+8.2	251

Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  The results presented above include the yen-translated results of SME, a U.S. based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of SMEJ, a Japan based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV, a 50% owned U.S. based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 2.0% year-on-year (a 7% increase in total segment sales, when converting sales of SME and Sony/ATV on a U.S. dollar basis).  The increase reflects the strong sales of a number of key releases which more than offset the continued decline in the physical music market.  Best-selling albums during the quarter included Susan Boyle’s I Dreamed A Dream, the soundtrack to Michael Jackson’s This Is It and Alicia Keys’ The Element of Freedom.  In Japan, best-selling albums included ikimono-gakari’s HAJIMARI NO UTA.

Operating income increased 8.2% year-on-year.  This increase reflects the contribution from the higher sales as well as year-on-year decreases in overhead and restructuring costs.

Financial Services

(Billions of yen, millions of U.S. dollars)
Third quarter ended December 31
	2008	2009	Change in yen	2009
Financial services revenue	¥103.1	¥205.6	+99.5%	$2,235
Operating income (loss)	(37.4)	35.0	-	381

In Sony’s Financial Services segment, the results include Sony Financial Holdings, Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc.(“Sony Bank”), as well as the results for Sony Finance International Inc.  Unless otherwise specified, all amounts are reported on a U.S. GAAP basis.  Therefore, the results of Sony Life shown below differ from the results that SFH and Sony Life disclose on a Japanese statutory basis.

Financial services revenue increased 99.5% year-on-year mainly due to an increase in revenue at Sony Life.  Revenue at Sony Life was ¥180.0 billion ($1,956 million), a ¥107.2 billion or 147.1% increase year-on-year.  Revenue increased mainly due to an improvement in net gains from investments in the separate account, significant impairment losses on equity securities in the general account recorded during the prior year’s third quarter, and an improvement in net valuation gains from investments in convertible bonds in the general account, all as a result of the relatively stable situation in the Japanese stock market, as compared with a significant decline following the global financial crisis in the prior year’s third quarter.  Revenue from insurance premiums increased year-on-year, reflecting a steady increase in policy amount in force.

Operating income of ¥35.0 billion ($381 million) was recorded as compared to an operating loss of ¥37.4 billion in the prior year’s third quarter mainly as a result of an improvement in operating results at Sony Life.  Operating income at Sony Life was ¥36.4 billion ($396 million), as compared to an operating loss of ¥37.7 billion in the prior year’s third quarter, mainly due to the additional recording of policy reserves because of the revision of the future investment yield of variable life insurance products in the separate account and the significant impairment losses on equity securities in the general account, as a result of the significant decline in the Japanese stock market in the prior year’s third quarter, and the improvement in net valuation gains from investments in convertible bonds in the general account during the current quarter.

Sony Ericsson Mobile Communications AB

The following operating results for Sony Ericsson, which is accounted for by the equity method as Sony Corporation’s ownership percentage is 50%, are not consolidated in Sony’s consolidated financial statements.  However, Sony believes that this disclosure provides additional useful analytical information to investors regarding operating performance of Sony.
	(Millions of euro)
	Quarter ended December 31
	2008	2009	Change in euro
Sales and operating revenue	€2,914	€1,750	-40%
Income (loss) before taxes	(256)	(180)	-
Net income (loss)	(183)	(159)	-

Unless otherwise specified, all amounts are on a U.S. GAAP basis.

Sales for the quarter ended December 31, 2009 decreased 40% year-on-year, due to a decrease in unit sales mainly driven by a downturn in the global handset market and a faster than anticipated shift to touch screen phones in the mid-priced sector of the market.  A loss before taxes of €180 million was recorded, compared to a loss of €256 million in the same quarter of the previous year, primarily due to a decrease in research and development expenses as well as a decrease in selling and administrative expenses, which was partly offset by the above-mentioned lower sales and a year-on-year increase in restructuring charges.  As a result, Sony recorded equity in net loss of Sony Ericsson of ¥10.2 billion ($111 million) for the current quarter.

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-13 respectively.

Operating Activities: During the nine months ended December 31, 2009, there was a net cash inflow of ¥542.3 billion ($5,895 million) from operating activities, an improvement of ¥577.3 billion year-on-year.

For all segments excluding the Financial Services segment, there was a net cash inflow of ¥285.5 billion ($3,103 million) in the current period, an improvement of ¥493.9 billion from a net cash outflow during the same period of the previous fiscal year.  During the current period, the major cash inflow factors included a cash contribution from net income after taking into account depreciation and amortization (including amortization of film costs), an increase in notes and accounts payable, trade, a decrease in inventories, and income tax refunds.  This exceeded cash outflow, which included increases in notes and accounts receivable, trade and in film costs.  Compared with the same period of the prior fiscal year, cash flow improved mainly due to a decrease in inventories during the current period compared to an increase in the prior year, an increase in notes and accounts payable, trade, and lower income tax payments.

The Financial Services segment had a net cash inflow of ¥262.6 billion ($2,854 million), an increase of ¥86.1 billion, or 48.8% year-on-year.  For the current period, net cash inflow was generated primarily due to an increase in revenue from insurance premiums as a result of a steady increase in policy amount in force at Sony Life.  Compared with the same period of the prior fiscal year, net cash inflow increased primarily reflecting an increase in revenue from insurance premiums at Sony Life noted above.

Investing Activities: During the current nine months, Sony used ¥538.7 billion ($5,856 million) of net cash in investing activities, a decrease of ¥57.9 billion, or 9.7% year-on-year.

For all segments excluding the Financial Services segment, there was ¥249.3 billion ($2,709 million) of net cash used, a decrease of ¥59.4 billion, or 19.2% year-on-year.  During the current period, net cash was used mainly for purchases of manufacturing equipment.  The net cash used decreased year-on-year primarily as a result of lower investments in and purchases of manufacturing equipment, although the same period of the prior fiscal year benefited from proceeds generated from the sale of semiconductor fabrication equipment.

The Financial Services segment used ¥272.5 billion ($2,962 million) of net cash, a decrease of ¥28.0 billion, or 9.3% year-on-year.  Payments for investments and advances, carried out primarily at Sony Life and Sony Bank, where operations are expanding, exceeded proceeds from the maturities of marketable securities, sales of securities investments and collections of advances.  The net cash used within the Financial Services segment decreased year-on-year primarily due to a decrease in investments at Sony Bank.

In all segments excluding the Financial Services segment, net cash generated by operating and investing activities combined for the current nine months was ¥36.2 billion ($394 million), an improvement of ¥553.3 billion compared to net cash used in the same period of the previous fiscal year.

Financing Activities: During the current nine months, ¥350.3 billion ($3,807 million) of net cash was provided by financing activities, a decrease of ¥32.7 billion, or 8.5% year-on-year.  For all segments excluding the Financial Services segment, there was a ¥151.6 billion ($1,648 million) net cash inflow, an increase of ¥26.5 billion or 21.2% year-on year.  This was primarily due to issuances of long-term corporate bonds and borrowings from banks in the current period, which were partially offset by net repayments of short-term borrowings including commercial paper.  In June 2009, Sony Corporation issued domestic straight bonds totaling ¥220 billion ($2,391 million) in Japan with maturities of 3 to 10 years.  In the Financial Services segment, financing activities generated ¥175.9 billion ($1,912 million) of net cash, a decrease of ¥91.5 billion, or 34.2% year-on-year, primarily due to a lower increase in deposits from customers at Sony Bank compared to the same period of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in the exchange rates, the total outstanding balance of cash and cash equivalents as of December 31, 2009 was ¥1,004.8 billion ($10,922 million).  The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment was ¥743.0 billion ($8,077 million), an increase of ¥178.0 billion, or 31.5%, compared with the balance as of March 31, 2009.  This is an increase of ¥237.3 billion, or 46.9%, compared with the balance as of December 31, 2008.  Sony believes it continues to maintain sufficient liquidity through access to a total, translated into yen, of approximately ¥785 billion of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at December 31, 2009.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was ¥261.8 billion ($2,845 million), an increase of ¥166.0 billion, or 173.3%, compared with the balance as of March 31, 2009.  This is a decrease of ¥19.3 billion, or 6.9%, compared with the balance as of December 31, 2008.

Note
Sales on a local currency basis described herein reflect sales obtained by applying the yen’s monthly average exchange rate in the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  Sales on a local currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a local currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

Outlook for the Fiscal Year ending March 31, 2010

Sony’s consolidated results forecast for the fiscal year ending March 31, 2010, as announced on October 30, 2009, has been revised as per the table below.

	(Billions of yen)
	Revised Forecast	Change from October Forecast	October Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Sales and operating revenue	¥7,300	0%	¥7,300	-6%	¥7,730.0
Operating income (loss)	(30)	-	(60)	-	(227.8)
Income (loss) before income taxes	(40)	-	(70)	-	(175.0)
Net income (loss) attributable to Sony Corporation’s stockholders	(70)	-	(95)	-	(98.9)

Assumed foreign currency exchange rates for the fourth quarter ending March 31, 2010: approximately ¥90 to the U.S. dollar and approximately ¥126 to the euro.  (Assumed foreign exchange rates for the second half of the current fiscal year at the time of the October forecast: approximately ¥90 to the U.S. dollar and approximately ¥130 to the euro.)

Supplemental Information
In addition to operating income (loss), Sony’s management also evaluates Sony’s performance using non-U.S. GAAP adjusted operating income (loss).  Operating income (loss), as adjusted, which excludes equity in net income (loss) of affiliated companies and restructuring charges, is not a presentation in accordance with U.S. GAAP, and is presented to enhance investors’ understanding of Sony’s operating income (loss) by providing an alternative measure that may be useful to understand Sony’s historical and prospective operating performance.  Sony’s management uses this measure to review operating trends, perform analytical comparisons and assess whether its structural transformation initiatives are achieving its objectives.

	(Billions of yen)
	Revised Forecast	Change from October Forecast	October Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Operating income (loss)	¥(30)	-%	¥(60)	-%	¥(227.8)
Less: Equity in net income (loss) of affiliated companies	(40)	0	(40)	-	(25.1)
Add: Restructuring charges recorded within operating expenses	130	0	130	+72	75.4
Operating income (loss), as adjusted	¥140	+27%	¥110	-%	¥(127.3)

This supplemental non-U.S. GAAP measure should be considered in addition to, not as a substitute for, Sony’s operating income (loss) in accordance with U.S. GAAP.

The revision in the operating income (loss) forecast for the current fiscal year is primarily due to the following factors:

1.
Results in the CPD segment are expected to exceed the October forecast by approximately ¥25 billion, primarily due to the strong performance of televisions and semiconductors in the third quarter of the current fiscal year.

2.	Results in the Financial Services segment are expected to exceed the October forecast by approximately ¥25 billion due to a continued improvement in market conditions.

3.	Results in the B2B & Disc Manufacturing segment are expected to be approximately ¥10 billion less than the October forecast due to continuing difficulties in the business environment.

4.	Results in the NPS segment are expected to be approximately ¥5 billion less than the October forecast mainly due to lower than expected results in the game business.

5.	Results in the Pictures segment are expected to be approximately ¥5 billion less than the October forecast mainly due to increased restructuring charges.

As is Sony’s policy, the effects of gains and losses on investments held by Sony Life due to market fluctuations after the end of the quarter, December 31, 2009, have not been incorporated within the above forecast as Sony cannot predict where the financial markets will be at the end of the fiscal year ending March 31, 2010.  Accordingly, these market fluctuations could further impact the current forecast.

Supplemental Business Segment Information

The business segment information for the fiscal year ended March 31, 2009 has been restated in the table below, in order to conform to the new business segment classification as of April 1, 2009.

	(Billions of yen) Fiscal Year ended March 31, 2009
	Sales and operating revenue	Operating income (loss)
Consumer Products & Services	¥4,031.5	¥(115.1)
Networked Products & Services	1,755.6	(87.0)
B2B & Disc Manufacturing	560.0	6.5
Pictures	717.5	29.9
Music	387.1	27.8
Financial Services	538.2	(31.2)
Equity in net income (loss) of Sony Ericsson	―	(30.3)
All Other	318.4	(4.2)
Corporate and elimination	(578.3)	(24.2)
Consolidated total	¥7,730.0	¥(227.8)

Forecast by Segment

In comparison to the previous fiscal year presented above, the forecast for each business segment for the current fiscal year ending March 31, 2010 is as follows:

CPD

Sales are expected to decrease mainly due to the continuing weakness in the business environment since the second half of the previous fiscal year as well as the impact of the appreciation of the yen against the U.S. dollar and the euro.  Operating results are expected to improve significantly, mainly due to cost reductions as a result of restructuring activities.

NPS

Sales are expected to decrease primarily due to the impact of the appreciation of the yen and a decrease in sales for PS2 hardware and software in the game business.  Operating results for the segment are expected to deteriorate slightly, primarily due to the decrease in PS2 hardware and software sales, although an improvement in PS3 hardware and software profitability is expected in the game business.

B2B & Disc Manufacturing

Sales are expected to decrease and operating results are expected to deteriorate mainly due to the impact of the appreciation of the yen and the economic slowdown.

Pictures

Although sales are expected to decrease slightly, primarily due to the impact of the appreciation of the yen, operating income is expected to increase primarily due to certain asset sales.

Music

Sales and operating income are expected to increase significantly this fiscal year due to the fact that SME was consolidated by Sony as a wholly-owned subsidiary beginning October 1, 2008.  On a pro forma basis, had SME been consolidated for the entire previous fiscal year, sales would be expected to decrease due to the appreciation of the yen; however, operating income would be expected to increase mainly due to a decrease in restructuring charges.

Financial Services

Revenue and operating results are expected to improve significantly compared to the fiscal year ended March 31, 2009, which experienced the effect of a downturn in the Japanese stock market.

Our forecasts for capital expenditures and research and development expenses for the current fiscal year ending March 31, 2010, as announced on October 30, 2009, have been revised as per the table below.  Our current fiscal year forecast for depreciation and amortization is unchanged.

	(Billions of yen)
	Revised Forecast	Change from October Forecast	October Forecast	Change from March 31, 2009 Actual Results	March 31, 2009 Actual Results
Capital expenditures* (additions to Property, Plant and Equipment)	¥220	-12%	¥250	-34%	¥332.1
Depreciation and amortization**	370	0	370	-9	405.4
[for Property, Plant and Equipment (included above)	270	0	270	-8	293.7	]
Research and development expenses	450	-2	460	-10	497.3

*	Investments in equity affiliates are not included within the forecast for capital expenditures.
**	The forecast for depreciation and amortization includes amortization of intangible assets and amortization of deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement
Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the worldwide crisis in the financial markets and housing sectors which began in 2008; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including platforms within the game business, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences. (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business restructuring and transformation efforts; (vi) Sony’s ability to implement successfully its hardware, software, and content integration strategy and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments; (viii) Sony’s ability to maintain product quality; (ix) Sony’s ability to secure adequate funding to finance restructuring activities and capital investments given the current state of global capital markets; (x) the success of Sony’s joint ventures and alliances; (xi) the outcome of pending legal and/or regulatory proceedings; (xii) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xiii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	December 31						March 31
ASSETS	2008	2009	Change from 2008			2009	2009
Current assets:
Cash and cash equivalents	¥786,763	¥1,004,785	¥	+218,022	+27.7%	$10,922	¥660,789
Call loan in the banking business	125,062	56,841		-68,221	-54.5	618	49,909
Marketable securities	530,317	526,229		-4,088	-0.8	5,720	466,912
Notes and accounts receivable, trade	1,327,287	1,293,176		-34,111	-2.6	14,056	963,837
Allowance for doubtful accounts and sales returns	(111,757)	(120,606)		-8,849	+7.9	(1,311)	(110,383)
Inventories	1,082,772	637,790		-444,982	-41.1	6,933	813,068
Deferred income taxes	180,664	231,434		+50,770	+28.1	2,516	189,703
Prepaid expenses and other current assets	796,895	582,703		-214,192	-26.9	6,332	586,800
	4,718,003	4,212,352		-505,651	-10.7	45,786	3,620,635

Film costs	295,801	323,849		+28,048	+9.5	3,520	306,877

Investments and advances:
Affiliated companies	251,059	227,928		-23,131	-9.2	2,477	236,779
Securities investments and other	4,203,391	4,912,621		+709,230	+16.9	53,399	4,561,651
	4,454,450	5,140,549		+686,099	+15.4	55,876	4,798,430

Property, plant and equipment:
Land	153,720	156,487		+2,767	+1.8	1,701	155,665
Buildings	889,285	914,740		+25,455	+2.9	9,943	911,269
Machinery and equipment	2,350,687	2,286,852		-63,835	-2.7	24,857	2,343,839
Construction in progress	84,491	79,670		-4,821	-5.7	866	100,027
Less - Accumulated depreciation	(2,300,074)	(2,350,866)		-50,792	+2.2	(25,553)	(2,334,937)
	1,178,109	1,086,883		-91,226	-7.7	11,814	1,175,863
Other assets:
Intangibles, net	374,189	388,781		+14,592	+3.9	4,226	396,348
Goodwill	426,210	429,005		+2,795	+0.7	4,663	443,958
Deferred insurance acquisition costs	398,219	413,001		+14,782	+3.7	4,489	400,412
Deferred income taxes	220,814	357,996		+137,182	+62.1	3,891	359,050
Other	497,089	469,434		-27,655	-5.6	5,103	511,938
	1,916,521	2,058,217		+141,696	+7.4	22,372	2,111,706
	¥12,562,884	¥12,821,850	¥	+258,966	+2.1%	$139,368	¥12,013,511

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥411,898	¥80,251		¥-331,647	-80.5%	$872	¥303,615
Current portion of long-term debt	100,367	258,414		+158,047	+157.5	2,809	147,540
Notes and accounts payable, trade	852,284	734,324		-117,960	-13.8	7,982	560,795
Accounts payable, other and accrued expenses	1,080,718	1,030,870		-49,848	-4.6	11,205	1,036,830
Accrued income and other taxes	80,088	93,191		+13,103	+16.4	1,013	46,683
Deposits from customers in the banking business	1,339,213	1,441,851		+102,638	+7.7	15,672	1,326,360
Other	423,954	371,197		-52,757	-12.4	4,035	389,077
	4,288,522	4,010,098		-278,424	-6.5	43,588	3,810,900

Long-term debt	685,005	966,328		+281,323	+41.1	10,504	660,147
Accrued pension and severance costs	227,808	340,345		+112,537	+49.4	3,699	365,706
Deferred income taxes	220,054	198,426		-21,628	-9.8	2,157	188,359
Future insurance policy benefits and other	3,462,544	3,793,842		+331,298	+9.6	41,237	3,521,060
Other	222,506	205,201		-17,305	-7.8	2,231	250,737
Total liabilities	9,106,439	9,514,240		+407,801	+4.5	103,416	8,796,909

Equity:
Sony Corporation's stockholders' equity:
Common stock	630,765	630,765		—	—	6,856	630,765
Additional paid-in capital	1,154,279	1,157,136		+2,857	+0.2	12,578	1,155,034
Retained earnings	2,095,453	1,920,173		-175,280	-8.4	20,871	1,916,951
Accumulated other comprehensive income	(680,085)	(698,288)		-18,203	+2.7	(7,589)	(733,443)
Treasury stock, at cost	(4,690)	(4,650)		+40	-0.9	(51)	(4,654)
	3,195,722	3,005,136		-190,586	-6.0	32,665	2,964,653

Noncontrolling interests	260,723	302,474		+41,751	+16.0	3,287	251,949
Total equity	3,456,445	3,307,610		-148,835	-4.3	35,952	3,216,602
	¥12,562,884	¥12,821,850	¥	+258,966	+2.1%	$139,368	¥12,013,511

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Three months ended December 31
	2008	2009	Change from 2008			2009
Sales and operating revenue:
Net sales	¥2,029,451	¥2,014,145		¥-15,306	-0.8%	$21,893
Financial service revenue	99,558	202,580		+103,022	+103.5	2,202
Other operating revenue	25,575	21,140		-4,435	-17.3	230
	2,154,584	2,237,865		+83,281	+3.9	24,325
Costs and expenses:
Cost of sales	1,564,079	1,510,841		-53,238	-3.4	16,423
Selling, general and administrative	461,903	402,440		-59,463	-12.9	4,375
Financial service expenses	132,782	167,201		+34,419	+25.9	1,817
(Gain) loss on sale, disposal or impairment of assets, net	2,973	5,353		+2,380	+80.1	58
	2,161,737	2,085,835		-75,902	-3.5	22,673

Equity in net loss of affiliated companies	(10,809)	(5,927)		+4,882	-	(64)

Operating income (loss)	(17,962)	146,103		+164,065	-	1,588

Other income:
Interest and dividends	4,220	2,060		-2,160	-51.2	22
Gain on sale of securities investments, net	365	2,271		+1,906	+522.2	25
Foreign exchange gain, net	79,802	—		-79,802	-	—
Other	11,701	3,391		-8,310	-71.0	37
	96,088	7,722		-88,366	-92.0	84

Other expenses:
Interest	6,863	5,717		-1,146	-16.7	62
Loss on devaluation of securities investments	1,358	5		-1,353	-99.6	—
Foreign exchange loss, net	—	19,947		+19,947	-	217
Other	3,454	4,291		+837	+24.2	47
	11,675	29,960		+18,285	+156.6	326

Income before income taxes	66,451	123,865		+57,414	+86.4	1,346

Income taxes	64,395	33,244		-31,151	-48.4	361

Net income	2,056	90,621		+88,565	-	985

Less - Net income (loss) attributable to noncontrolling	(8,353)	11,454		+19,807	-	124
interests

Net income attributable to Sony Corporation's	¥10,409	¥79,167	¥	+68,758	+660.6%	$861
stockholders

Per share data:
Net income attributable to Sony Corporation's
stockholders
— Basic	¥10.37	¥78.89	¥	+68.52	+660.8%	$0.86
— Diluted	9.98	78.76		+68.78	+689.2	0.86

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)

	Nine months ended December 31
	2008	2009	Change from 2008		2009
Sales and operating revenue:
Net sales	¥5,755,002	¥4,811,827	¥-943,175	-16.4%	$52,303
Financial service revenue	375,409	625,238	+249,829	+66.5	6,796
Other operating revenue	75,522	61,863	-13,659	-18.1	672
	6,205,933	5,498,928	-707,005	-11.4	59,771
Costs and expenses:
Cost of sales	4,446,556	3,707,085	-739,471	-16.6	40,295
Selling, general and administrative	1,276,040	1,150,745	-125,295	-9.8	12,508
Financial service expenses	402,207	507,269	+105,062	+26.1	5,514
(Gain) loss on sale, disposal or impairment of assets, net	7,181	12,686	+5,505	+76.7	138
	6,131,984	5,377,785	-754,199	-12.3	58,455

Equity in net loss of affiliated companies	(7,424)	(33,332)	-25,908	-	(362)

Operating income	66,525	87,811	+21,286	+32.0	954

Other income:
Interest and dividends	18,533	10,141	-8,392	-45.3	110
Gain on sale of securities investments, net	826	2,584	+1,758	+212.8	28
Foreign exchange gain, net	60,072	—	-60,072	-	—
Other	23,828	15,960	-7,868	-33.0	174
	103,259	28,685	-74,574	-72.2	312

Other expenses:
Interest	18,290	17,883	-407	-2.2	194
Loss on devaluation of securities investments	2,800	1,140	-1,660	-59.3	12
Foreign exchange loss, net	—	13,312	+13,312	-	145
Other	12,014	10,266	-1,748	-14.5	112
	33,104	42,601	+9,497	+28.7	463

Income before income taxes	136,680	73,895	-62,785	-45.9	803

Income taxes	74,461	19,357	-55,104	-74.0	210

Net income	62,219	54,538	-7,681	-12.3	593

Less - Net income (loss) attributable to noncontrolling	(3,983)	38,772	+42,755	-	422
interests

Net income attributable to Sony Corporation's	¥66,202	¥15,766	¥-50,436	-76.2%	$171
stockholders

Per share data:
Net income attributable to Sony Corporation's
stockholders
— Basic	¥65.97	¥15.71	¥-50.26	-76.2%	$0.17
— Diluted	63.16	15.69	-47.47	-75.2	0.17

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)

	Nine months ended December 31
	2008	2009	2009
Cash flows from operating activities:
Net income	¥62,219	¥54,538	$593
Adjustments to reconcile net income to net cash provided by (used in)
operating activities-
Depreciation and amortization, including amortization of	300,585	276,065	3,001
deferred insurance acquisition costs
Amortization of film costs	185,256	199,534	2,169
Stock-based compensation expense	2,825	1,611	18
Accrual for pension and severance costs, less payments	(11,983)	(21,526)	(234)
Loss on sale, disposal or impairment of assets, net	7,181	12,686	138
(Gain) loss on sale or devaluation of securities investments, net	1,974	(1,444)	(16)
(Gain) loss on revaluation of marketable securities held in the financial	78,283	(40,273)	(438)
service business for trading purpose, net
(Gain) loss on revaluation or impairment of securities investments held	72,060	(53,450)	(581)
in the financial service business, net
Deferred income taxes	(17,496)	(29,566)	(321)
Equity in net (income) losses of affiliated companies, net of dividends	39,077	34,958	380
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(228,616)	(330,197)	(3,589)
(Increase) decrease in inventories	(182,727)	158,058	1,718
Increase in film costs	(206,931)	(235,838)	(2,563)
Increase (decrease) in notes and accounts payable, trade	(79,919)	181,701	1,975
Increase (decrease) in accrued income and other taxes	(130,840)	81,993	891
Increase in future insurance policy benefits and other	102,242	221,764	2,410
Increase in deferred insurance acquisition costs	(51,868)	(51,923)	(564)
Increase in marketable securities held in the financial service	(32,758)	(1,999)	(22)
business for trading purpose
Increase in other current assets	(150,292)	(38,075)	(414)
Increase in other current liabilities	92,129	24,109	262
Other	114,632	99,592	1,082
Net cash provided by (used in) operating activities	(34,967)	542,318	5,895

Cash flows from investing activities:
Payments for purchases of fixed assets	(360,339)	(278,894)	(3,031)
Proceeds from sales of fixed assets	152,474	9,203	100
Payments for investments and advances by financial service business	(1,613,519)	(1,103,707)	(11,997)
Payments for investments and advances (other than financial service business)	(115,329)	(30,849)	(335)
Proceeds from maturities of marketable securities, sales of securities investments	1,330,046	849,609	9,235
and collections of advances by financial service business
Proceeds from maturities of marketable securities, sales of securities investments	8,579	13,188	143
and collections of advances (other than financial service business)
Other	1,463	2,710	29
Net cash used in investing activities	(596,625)	(538,740)	(5,856)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	50,454	509,874	5,542
Payments of long-term debt	(260,987)	(92,383)	(1,004)
Increase (decrease) in short-term borrowings, net	384,129	(241,181)	(2,622)
Increase in deposits from customers in the financial service business, net	255,444	182,452	1,983
Increase in call money in the banking business, net	—	21,400	233
Dividends paid	(42,669)	(25,116)	(273)
Proceeds from issuance of shares under stock-based compensation plans	378	—	—
Other	(3,780)	(4,770)	(52)
Net cash provided by financing activities	382,969	350,276	3,807

Effect of exchange rate changes on cash and cash equivalents	(51,045)	(9,858)	(106)

Net increase (decrease) in cash and cash equivalents	(299,668)	343,996	3,740
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	7,182

Cash and cash equivalents at the end of the period	¥786,763	¥1,004,785	$10,922

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue	2008	2009	Change	2009
Consumer Products & Devices
Customers	¥965,953	¥884,925	-8.4%	$9,619
Intersegment	120,450	84,830		922
Total	1,086,403	969,755	-10.7	10,541

Networked Products & Services
Customers	570,249	580,633	+1.8	6,311
Intersegment	24,690	25,511		278
Total	594,939	606,144	+1.9	6,589

B2B & Disc Manufacturing
Customers	113,194	114,470	+1.1	1,244
Intersegment	31,070	29,009		316
Total	144,264	143,479	-0.5	1,560

Pictures
Customers	175,117	203,190	+16.0	2,209
Intersegment	—	—		—
Total	175,117	203,190	+16.0	2,209

Music
Customers	154,342	160,813	+4.2	1,748
Intersegment	5,893	2,662		29
Total	160,235	163,475	+2.0	1,777

Financial Services
Customers	99,558	202,580	+103.5	2,202
Intersegment	3,526	3,027		33
Total	103,084	205,607	+99.5	2,235

All Other
Customers	78,535	77,557	-1.2	843
Intersegment	—	—		—
Total	78,535	77,557	-1.2	843

Corporate and elimination	(187,993)	(131,342)	-	(1,429)
Consolidated total	¥2,154,584	¥2,237,865	+3.9%	$24,325

Consumer Products & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the NPS, Pictures and Music segments.
Corporate and elimination includes certain brand, patent and royalty income.

Operating income (loss)	2008	2009	Change	2009
Consumer Products & Devices	(19,827)	49,432	-%	$537
Networked Products & Services	(5,855)	19,399	-	211
B2B & Disc Manufacturing	8,305	10,089	+21.5	110
Pictures	12,949	14,121	+9.1	153
Music	21,359	23,119	+8.2	251
Financial Services	(37,399)	35,045	-	381
Equity in net loss of Sony Ericsson	(11,451)	(10,227)	-	(111)
All Other	2,011	1,530	-23.9	17
Total	(29,908)	142,508	-	1,549

Corporate and elimination	11,946	3,595	-69.9	39
Consolidated total	¥(17,962)	¥146,103	-%	$1,588

The 2008 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 15.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are related principally to headquarters and are not allocated to each segment.

As a result of a modification of internal management reporting during the three months ended December 31, 2009, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.

The revision had no impact on the consolidated results.

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue	2008	2009	Change	2009
Consumer Products & Devices
Customers	¥3,000,995	¥2,278,231	-24.1%	$24,763
Intersegment	409,614	264,822		2,879
Total	3,410,609	2,543,053	-25.4	27,642

Networked Products & Services
Customers	1,390,928	1,155,139	-17.0	12,556
Intersegment	63,566	50,459		548
Total	1,454,494	1,205,598	-17.1	13,104

B2B & Disc Manufacturing
Customers	366,181	299,043	-18.3	3,250
Intersegment	71,379	68,077		740
Total	437,560	367,120	-16.1	3,990

Pictures
Customers	530,834	509,646	-4.0	5,540
Intersegment	—	—		—
Total	530,834	509,646	-4.0	5,540

Music
Customers	248,519	388,613	+56.4	4,224
Intersegment	17,627	8,161		89
Total	266,146	396,774	+49.1	4,313

Financial Services
Customers	375,409	625,238	+66.5	6,796
Intersegment	11,403	10,022		109
Total	386,812	635,260	+64.2	6,905

All Other
Customers	240,589	201,358	-16.3	2,189
Intersegment	—	—		—
Total	240,589	201,358	-16.3	2,189

Corporate and elimination	(521,111)	(359,881)	-	(3,912)
Consolidated total	¥6,205,933	¥5,498,928	-11.4%	$59,771

Consumer Products & Devices ("CPD") intersegment amounts primarily consist of transactions with the Networked Products & Services ("NPS") segment.
NPS intersegment amounts primarily consist of transactions with the CPD segment.
B2B & Disc Manufacturing intersegment amounts primarily consist of transactions with the NPS, Pictures and Music segments.
Corporate and elimination includes certain brand, patent and royalty income.

Operating income (loss)	2008	2009	Change	2009
Consumer Products & Devices	¥89,972	¥54,299	-39.6%	$590
Networked Products & Services	(46,617)	(76,066)	-	(827)
B2B & Disc Manufacturing	27,881	(5,640)	-	(61)
Pictures	15,674	9,543	-39.1	104
Music	27,098	37,121	+37.0	403
Financial Services	(32,101)	116,056	-	1,261
Equity in net loss of Sony Ericsson	(12,450)	(35,570)	-	(387)
All Other	5,358	1,321	-75.3	16
Total	74,815	101,064	+35.1	1,099

Corporate and elimination	(8,290)	(13,253)	-	(145)
Consolidated total	¥66,525	¥87,811	+32.0%	$954

The 2008 segment disclosure above has been restated to reflect the change in business segment classification discussed in Note 15.
Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income (loss) of affiliated companies.
Corporate and elimination includes certain restructuring costs and other corporate expenses, which are related principally to headquarters and are not allocated to each segment.

As a result of a modification of internal management reporting during the three months ended December 31, 2009, certain amounts previously included within corporate and elimination have been reclassified into the segment operating income (loss) for all periods presented.

The revision had no impact on the consolidated results.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2008	2009	Change	2009
Consumer Products & Devices
Televisions	¥372,701	¥346,432	-7.0%	$3,766
Digital Imaging	208,396	188,384	-9.6	2,048
Audio and Video	172,731	163,339	-5.4	1,775
Semiconductors	70,483	68,721	-2.5	747
Components	139,648	115,562	-17.2	1,256
Other	1,994	2,487	+24.7	27
Total	965,953	884,925	-8.4	9,619

Networked Products & Services
Game	369,609	355,221	-3.9	3,861
PC and Other Networked Businesses	200,640	225,412	+12.3	2,450
Total	570,249	580,633	+1.8	6,311

B2B & Disc Manufacturing	113,194	114,470	+1.1	1,244
Pictures	175,117	203,190	+16.0	2,209
Music	154,342	160,813	+4.2	1,748
Financial Services	99,558	202,580	+103.5	2,202
All Other	78,535	77,557	-1.2	843
Corporate	(2,364)	13,697	-	149
Consolidated total	¥2,154,584	¥2,237,865	+3.9%	$24,325

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2008	2009	Change	2009

Consumer Products & Devices
Televisions	¥1,048,680	¥803,052	-23.4%	$8,729
Digital Imaging	737,089	543,494	-26.3	5,908
Audio and Video	460,515	373,908	-18.8	4,064
Semiconductors	227,140	198,618	-12.6	2,159
Components	519,111	353,807	-31.8	3,846
Other	8,460	5,352	-36.7	57
Total	3,000,995	2,278,231	-24.1	24,763

Networked Products & Services
Game	830,028	662,550	-20.2	7,202
PC and Other Networked Businesses	560,900	492,589	-12.2	5,354
Total	1,390,928	1,155,139	-17.0	12,556

B2B & Disc Manufacturing	366,181	299,043	-18.3	3,250
Pictures	530,834	509,646	-4.0	5,540
Music	248,519	388,613	+56.4	4,224
Financial Services	375,409	625,238	+66.5	6,796
All Other	240,589	201,358	-16.3	2,189
Corporate	52,478	41,660	-20.6	453
Consolidated total	¥6,205,933	¥5,498,928	-11.4%	$59,771

The above table includes a breakdown of CPD segment and NPS segment sales and operating revenue to customers in the Business Segment Information on page F-5 and F-6.
Sony management views the CPD segment and the NPS segment as single operating segments.  However, Sony believes that the breakdown of CPD segment and NPS segment sales and operating revenue to customers in this table is useful to investors in understanding sales by the product category in these business segments.  Additionally, Sony realigned its product category configuration from the first quarter of the fiscal year ending March 31, 2010 to reflect the segment reclassification.  In connection with the realignment, all prior period sales amounts by product category in the table above have been restated to conform to the current presentation.  In the CPD segment Televisions includes LCD televisions; Digital Imaging includes compact digital cameras, digital SLR cameras and video cameras; Audio and Video includes home audio, Blu-ray disc players and recorders; Semiconductors includes image sensors and small and medium sized LCD panels; and Components includes batteries, recording media and data recording systems. In the NPS segment Game includes game consoles and software; PC and Other Networked Businesses includes personal computers and memory-based portable audio devices.

Geographic Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
Sales and operating revenue (to external customers)	2008	2009	Change	2009
Japan	¥482,649	¥584,359	+21.1%	$6,352
United States	542,185	524,511	-3.3	5,701
Europe	654,613	592,571	-9.5	6,441
Other Areas	475,137	536,424	+12.9	5,831
Total	¥2,154,584	¥2,237,865	+3.9%	$24,325

	(Millions of yen, millions of U.S. dollars)
	Nine months ended December 31
Sales and operating revenue (to external customers)	2008	2009	Change	2009
Japan	¥1,420,814	¥1,570,690	+10.5%	$17,073
United States	1,471,527	1,229,085	-16.5	13,360
Europe	1,635,720	1,285,765	-21.4	13,976
Other Areas	1,677,872	1,413,388	-15.8	15,362
Total	¥6,205,933	¥5,498,928	-11.4%	$59,771

Classification of Geographic Segment Information shows sales and operating revenue recognized by location of customers.

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with U.S. GAAP, which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without Financial Services are eliminated in the consolidated figures shown below.

Condensed Balance Sheet
	(Millions of yen, millions of U.S. dollars)
Financial Services	December 31			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥281,049	¥261,784	$2,845	¥95,794
Call loan in the banking business	125,062	56,841	618	49,909
Marketable securities	527,209	522,920	5,684	463,809
Other	280,444	195,379	2,124	221,633
	1,213,764	1,036,924	11,271	831,145

Investments and advances	4,144,033	4,810,524	52,288	4,510,668
Property, plant and equipment	30,406	35,234	383	30,778
Other assets:
Deferred insurance acquisition costs	398,219	413,001	4,489	400,412
Other	125,037	111,992	1,218	132,654
	523,256	524,993	5,707	533,066
	¥5,911,459	¥6,407,675	$69,649	¥5,905,657
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥71,726	¥81,386	$885	¥65,636
Notes and accounts payable, trade	19,846	16,170	176	16,855
Deposits from customers in the banking business	1,339,213	1,441,851	15,672	1,326,360
Other	145,634	169,596	1,843	143,781
	1,576,419	1,709,003	18,576	1,552,632

Long-term debt	103,015	80,724	877	97,296
Future insurance policy benefits and other	3,462,544	3,793,842	41,237	3,521,060
Other	193,888	169,874	1,848	168,409
Total liabilities	5,335,866	5,753,443	62,538	5,339,397

Equity:
Sony Corporation's stockholders' equity	574,533	652,931	7,097	565,135
Noncontrolling interests	1,060	1,301	14	1,125
Total equity	575,593	654,232	7,111	566,260

	¥5,911,459	¥6,407,675	$69,649	¥5,905,657

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	December 31			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥505,714	¥743,001	$8,077	¥564,995
Marketable securities	3,108	3,309	36	3,103
Notes and accounts receivable, trade	1,210,688	1,166,622	12,681	847,214
Other	1,833,995	1,300,022	14,129	1,426,045
	3,553,505	3,212,954	34,923	2,841,357

Film costs	295,801	323,849	3,520	306,877
Investments and advances	366,674	375,984	4,087	339,389
Investments in Financial Services, at cost	116,843	116,843	1,270	116,843
Property, plant and equipment	1,147,703	1,051,649	11,431	1,145,085
Other assets	1,438,082	1,574,436	17,114	1,621,396
	¥6,918,608	¥6,655,715	$72,345	¥6,370,947
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥491,235	¥293,829	$3,194	¥431,536
Notes and accounts payable, trade	834,472	719,471	7,820	546,125
Other	1,445,678	1,331,524	14,473	1,336,947
	2,771,385	2,344,824	25,487	2,314,608

Long-term debt	605,296	898,839	9,770	585,636
Accrued pension and severance costs	220,100	328,652	3,572	354,817
Other	324,115	313,161	3,405	348,684
Total liabilities	3,920,896	3,885,476	42,234	3,603,745

Equity:
Sony Corporation's stockholders' equity	2,951,145	2,718,755	29,552	2,727,562
Noncontrolling interests	46,567	51,484	559	39,640
Total equity	2,997,712	2,770,239	30,111	2,767,202

	¥6,918,608	¥6,655,715	$72,345	¥6,370,947

	(Millions of yen, millions of U.S. dollars)
Consolidated	December 31			March 31
ASSETS	2008	2009	2009	2009
Current assets:
Cash and cash equivalents	¥786,763	¥1,004,785	$10,922	¥660,789
Call loan in the banking business	125,062	56,841	618	49,909
Marketable securities	530,317	526,229	5,720	466,912
Notes and accounts receivable, trade	1,215,530	1,172,570	12,745	853,454
Other	2,060,331	1,451,927	15,781	1,589,571
	4,718,003	4,212,352	45,786	3,620,635

Film costs	295,801	323,849	3,520	306,877
Investments and advances	4,454,450	5,140,549	55,876	4,798,430
Property, plant and equipment	1,178,109	1,086,883	11,814	1,175,863
Other assets:
Deferred insurance acquisition costs	398,219	413,001	4,489	400,412
Other	1,518,302	1,645,216	17,883	1,711,294
	1,916,521	2,058,217	22,372	2,111,706
	¥12,562,884	¥12,821,850	$139,368	¥12,013,511
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥512,265	¥338,665	$3,681	¥451,155
Notes and accounts payable, trade	852,284	734,324	7,982	560,795
Deposits from customers in the banking business	1,339,213	1,441,851	15,672	1,326,360
Other	1,584,760	1,495,258	16,253	1,472,590
	4,288,522	4,010,098	43,588	3,810,900

Long-term debt	685,005	966,328	10,504	660,147
Accrued pension and severance costs	227,808	340,345	3,699	365,706
Future insurance policy benefits and other	3,462,544	3,793,842	41,237	3,521,060
Other	442,560	403,627	4,388	439,096
Total liabilities	9,106,439	9,514,240	103,416	8,796,909

Equity:
Sony Corporation's stockholders' equity	3,195,722	3,005,136	32,665	2,964,653
Noncontrolling interests	260,723	302,474	3,287	251,949
Total equity	3,456,445	3,307,610	35,952	3,216,602

	¥12,562,884	¥12,821,850	$139,368	¥12,013,511

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
Financial Services	Three months ended December 31
	2008	2009	Change	2009

Financial service revenue	¥103,084	¥205,607	+99.5%	$2,235
Financial service expenses	140,136	170,243	+21.5	1,851
Equity in net loss of affiliated companies	(347)	(319)	-	(3)
Operating income (loss)	(37,399)	35,045	-	381
Other income (expenses), net	(81)	(41)	-	(1)
Income (loss) before income taxes	(37,480)	35,004	-	380
Income taxes and other	(14,856)	12,303	-	133

Net income (loss) attributable to Sony Corporation's	¥(22,624)	¥22,701	-%	$247
stockholders

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Three months ended December 31
	2008	2009	Change	2009

Net sales and operating revenue	¥2,056,085	¥2,037,360	-0.9%	$22,145
Costs and expenses	2,026,577	1,921,097	-5.2	20,881
Equity in net loss of affiliated companies	(10,462)	(5,608)	-	(61)
Operating income	19,046	110,655	+481.0	1,203
Other income (expenses), net	84,934	(21,745)	-	(237)
Income before income taxes	103,980	88,910	-14.5	966
Income taxes and other	79,918	23,151	-71.0	251

Net income attributable to Sony Corporation's	¥24,062	¥65,759	+173.3%	$715
stockholders

	(Millions of yen, millions of U.S. dollars)
Consolidated	Three months ended December 31
	2008	2009	Change	2009

Financial service revenue	¥99,558	¥202,580	+103.5%	$2,202
Net sales and operating revenue	2,055,026	2,035,285	-1.0	22,123
	2,154,584	2,237,865	+3.9	24,325
Costs and expenses	2,161,737	2,085,835	-3.5	22,673
Equity in net loss of affiliated companies	(10,809)	(5,927)	-	(64)
Operating income (loss)	(17,962)	146,103	-	1,588
Other income (expenses), net	84,413	(22,238)	-	(242)
Income before income taxes	66,451	123,865	+86.4	1,346
Income taxes and other	56,042	44,698	-20.2	485

Net income attributable to Sony Corporation's	¥10,409	¥79,167	+660.6%	$861
stockholders

	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2008	2009	Change	2009

Financial service revenue	¥386,812	¥635,260	+64.2%	$6,905
Financial service expenses	417,498	518,254	+24.1	5,634
Equity in net loss of affiliated companies	(1,415)	(950)	-	(10)
Operating income (loss)	(32,101)	116,056	-	1,261
Other income (expenses), net	117	(863)	-	(9)
Income (loss) before income taxes	(31,984)	115,193	-	1,252
Income taxes and other	(10,779)	39,724	-	432

Net income (loss) attributable to Sony Corporation's	¥(21,205)	¥75,469	-%	$820
stockholders

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2008	2009	Change	2009

Net sales and operating revenue	¥5,834,522	¥4,878,768	-16.4%	$53,030
Costs and expenses	5,730,921	4,875,831	-14.9	52,998
Equity in net loss of affiliated companies	(6,009)	(32,382)	-	(352)
Operating income (loss)	97,592	(29,445)	-	(320)
Other income (expenses), net	75,095	(7,841)	-	(85)
Income (loss) before income taxes	172,687	(37,286)	-	(405)
Income taxes and other	89,660	(15,416)	-	(167)

Net income (loss) attributable to Sony Corporation's	¥83,027	¥(21,870)	-%	$(238)
stockholders

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2008	2009	Change	2009

Financial service revenue	¥375,409	¥625,238	+66.5%	$6,796
Net sales and operating revenue	5,830,524	4,873,690	-16.4	52,975
	6,205,933	5,498,928	-11.4	59,771
Costs and expenses	6,131,984	5,377,785	-12.3	58,455
Equity in net loss of affiliated companies	(7,424)	(33,332)	-	(362)
Operating income	66,525	87,811	+32.0	954
Other income (expenses), net	70,155	(13,916)	-	(151)
Income before income taxes	136,680	73,895	-45.9	803
Income taxes and other	70,478	58,129	-17.5	632

Net income attributable to Sony Corporation's	¥66,202	¥15,766	-76.2%	$171
stockholders

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
Financial Services	Nine months ended December 31
	2008	2009	2009

Net cash provided by operating activities	¥176,527	¥262,599	$2,854
Net cash used in investing activities	(300,550)	(272,510)	(2,962)
Net cash provided by financing activities	267,351	175,901	1,912
Net increase in cash and cash equivalents	143,328	165,990	1,804
Cash and cash equivalents at beginning of the fiscal year	137,721	95,794	1,041
Cash and cash equivalents at the end of the period	¥281,049	¥261,784	$2,845

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	Nine months ended December 31
	2008	2009	2009

Net cash provided by (used in) operating activities	¥(208,402)	¥285,488	$3,103
Net cash used in investing activities	(308,652)	(249,262)	(2,709)
Net cash provided by financing activities	125,103	151,638	1,648
Effect of exchange rate changes on cash and cash equivalents	(51,045)	(9,858)	(106)
Net increase (decrease) in cash and cash equivalents	(442,996)	178,006	1,936
Cash and cash equivalents at beginning of the fiscal year	948,710	564,995	6,141
Cash and cash equivalents at the end of the period	¥505,714	¥743,001	$8,077

	(Millions of yen, millions of U.S. dollars)
Consolidated	Nine months ended December 31
	2008	2009	2009

Net cash provided by (used in) operating activities	¥(34,967)	¥542,318	$5,895
Net cash used in investing activities	(596,625)	(538,740)	(5,856)
Net cash provided by financing activities	382,969	350,276	3,807
Effect of exchange rate changes on cash and cash equivalents	(51,045)	(9,858)	(106)
Net increase (decrease) in cash and cash equivalents	(299,668)	343,996	3,740
Cash and cash equivalents at beginning of the fiscal year	1,086,431	660,789	7,182
Cash and cash equivalents at the end of the period	¥786,763	¥1,004,785	$10,922

  (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥92 = U.S. $1, the approximate Tokyo foreign exchange market rate as of December 31, 2009.

2.	As of December 31, 2009, Sony had 1,258 consolidated subsidiaries (including variable interest entities). It has applied the equity accounting method for 79 affiliated companies.

3.
The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows.  The dilutive effect in the weighted-average number of outstanding shares mainly resulted from convertible bonds.

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended December 31
	2008	2009
Net income attributable to Sony Corporation's stockholders
— Basic	1,003,516	1,003,514
— Diluted	1,043,455	1,005,137

Weighted-average number of outstanding shares	(Thousands of shares)
	Nine months ended December 31
	2008	2009
Net income attributable to Sony Corporation's stockholders
— Basic	1,003,492	1,003,522
— Diluted	1,048,173	1,005,145

4.
In June 2009, the Financial Accounting Standards Board (“FASB”) issued the FASB Accounting Standards Codification (the “Codification”).  The Codification became the single source for all authoritative accounting principles generally accepted in the United States of America (“U.S. GAAP”) recognized by the FASB.  The Codification is effective for financial statements issued for periods ending after September 15, 2009, and Sony adopted the Codification from the second quarter of the fiscal year ending March 31, 2010.  The Codification does not change U.S. GAAP and did not have an affect on Sony’s results of operations and financial position.

5.
In September 2006, the FASB issued new accounting guidance for fair value measurements.  This guidance establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements.  This guidance is applicable to other accounting guidance that requires or permits fair value measurements and does not require any new fair value measurements.  In February 2008, the FASB partially delayed the effective date of this guidance for fair value measurements for Sony until April 1, 2009 for certain nonfinancial assets and liabilities.  The adoption of this guidance, as it relates to nonfinancial assets and liabilities that are recognized or disclosed at fair value in Sony's consolidated financial statements on a nonrecurring basis, did not have a material impact on Sony’s results of operations and financial position.

6.
In December 2007, the FASB issued new accounting guidance that defined collaborative arrangements and requires that transactions with third parties that do not participate in the arrangement be reported in the appropriate income statement line items based upon whether the participant is a principal or agent to the arrangement.  Income statement classification of payments made between participants of a collaborative arrangement is to be based on other applicable authoritative accounting literature.  Sony retroactively adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

7.
In December 2007, the FASB issued new accounting guidance for business combinations, which applies prospectively to Sony for business combinations for which the acquisition date is on or after April 1, 2009.  This guidance requires that the acquisition method of accounting be applied to a broader range of business combinations, amends the definition of a business combination, provides a definition of a business, requires an acquirer to recognize an acquired business at its fair value at the acquisition date, and requires the assets acquired and liabilities assumed in a business combination to be measured and recognized at their fair values as of the acquisition date, with limited exceptions.  Also, under this guidance, changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the acquisition date generally will affect income tax expense in periods subsequent to the acquisition date.  Adjustments made to valuation allowances on deferred taxes and acquired tax contingencies associated with acquisitions that closed prior to April 1, 2009 would also apply the provisions of this guidance.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

8.
In December 2007, the FASB issued new accounting guidance for noncontrolling interests in consolidated financial statements.  This guidance requires that the noncontrolling interests in the equity of a subsidiary be accounted for and reported as equity, provides revised guidance on the treatment of net income and losses attributable to the noncontrolling interests and changes in ownership interests in a subsidiary and requires additional disclosures that identify and distinguish between the interests of the controlling and noncontrolling owners.  As required, Sony adopted this guidance on April 1, 2009, via retrospective application of the presentation and disclosure requirements.  Upon the adoption of this guidance, noncontrolling interests, which were previously referred to as minority interest and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity.  In addition, the net income (loss) on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests.  Consistent with the retrospective application required by this guidance, the prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to the current presentation.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

9.
In April 2008, the FASB issued new accounting guidance for the determination of the useful life of intangible assets, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets.  This guidance applies to (1) intangible assets that are acquired individually or with a group of other assets and (2) intangible assets acquired in both business combinations and asset acquisitions.  Under this guidance, entities estimating the useful life of a recognized intangible asset must consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension.  For Sony, this guidance will require certain additional disclosures in the periods after the effective date of April 1, 2009, and application to useful life estimates prospectively for intangible assets acquired after March 31, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

10.
In November 2008, the FASB issued new accounting guidance, which addresses certain effects that the guidance for business combinations and noncontrolling interests in consolidated financial statements has on an entity’s accounting for equity-method investments.  This guidance indicates, among other things, that transaction costs for an investment should be included in the cost of the equity-method investment (and not expensed) and shares subsequently issued by the equity-method investee that reduce the investor’s ownership percentage should be accounted for as if the investor had sold a proportionate share of its investment, with gains or losses recorded through earnings.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

11.
In April 2009, the FASB issued new accounting guidance for assets acquired and liabilities assumed in a business combination that arise from contingencies.  This guidance addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period.  If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met.  For Sony, this guidance is effective for assets acquired or liabilities assumed arising from contingencies in business combinations for which the acquisition date is on or after April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

12.
In April 2009, the FASB issued new accounting guidance for the recognition and presentation of other-than-temporary impairments for debt securities.  This guidance is intended to provide greater clarity to investors about the credit and noncredit component of an other-than-temporary impairment event and to more effectively communicate when an other-than-temporary impairment event has occurred.  This guidance applies to debt securities only and requires the separate display of losses related to credit deterioration and losses related to other market factors.  When an entity does not intend to sell a debt security and it is more likely than not that the entity will not have to sell the debt security before recovery of its cost basis, it must recognize the credit component of an other-than-temporary impairment in earnings and the remaining portion in other comprehensive income.  In addition, upon adoption of this guidance, an entity is required to record a cumulative-effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other-than-temporary impairment from retained earnings to accumulated other comprehensive income.  Sony adopted this guidance on April 1, 2009.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

13.
In April 2009, the FASB issued new accounting guidance for determining fair value when there is no active market for an asset or when the pricing inputs used in determining the fair value of an asset represent a distressed sale.  This guidance also reaffirms that the objective of fair value measurement is to reflect an asset’s sale price in an orderly transaction at the date of the financial statements.  This guidance was effective for Sony as of April 1, 2009, and was applied prospectively.  The adoption of this guidance did not have a material impact on Sony’s results of operations and financial position.

14.
In May 2009, the FASB issued new accounting guidance for subsequent events, the objective of which was to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  This guidance sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  This guidance was effective for Sony from the first quarter of the fiscal year ending March 31, 2010, and its adoption did not have a material impact on Sony’s results of operations and financial position.

15.
Sony realigned its reportable segments effective from the first quarter of the fiscal year ending March 31, 2010 to reflect Sony’s reorganization as of April 1, 2009, primarily repositioning operations previously reported within the Electronics and Game segments and establishing the Consumer Products & Devices, Networked Products & Services and B2B & Disc Manufacturing segments.  The Consumer Products & Devices segment includes products such as televisions, digital imaging, audio and video, semiconductors, and components.  The equity results of S-LCD Corporation, a joint-venture with Samsung Electronics Co., Ltd., are also included within the Consumer Products & Devices segment.  The Networked Products & Services segment includes game products as well as PC and other networked products.  The B2B & Disc Manufacturing segment is comprised of the B2B business, including broadcast and professional-use products, as well as the Blu-ray Disc™, DVD and CD disc manufacturing business.  Additionally, Music is a new segment effective from the first quarter of the fiscal year ending March 31, 2010.  The Music segment includes Sony Music Entertainment, Sony Music Entertainment (Japan) Inc., and a 50% owned U.S. based joint-venture in the music publishing business, Sony/ATV Music Publishing LLC.  For the nine months ended December 31, 2008, the Music segment’s operating income includes the equity results for SONY BMG MUSIC ENTERTAINMENT that were recorded through the six months ended September 30, 2008. The equity earnings from Sony Ericsson Mobile Communications AB are presented as a separate segment and were previously included in the Electronics segment.  All Other consists of various operating activities, including So-net Entertainment Corporation and an advertising agency business in Japan. In connection with the realignment, all prior period amounts in the segment disclosures have been restated to conform to the current presentation.

16.
Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision will be separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended December 31
	2008	2009	Change	2009
Capital expenditures (additions to property, plant and equipment)	¥73,596	¥43,681	-40.6%	$475
Depreciation and amortization expenses*	105,559	95,039	-10.0	1,033
(Depreciation expenses for property, plant and equipment)	(73,043)	(66,144)	-9.4	(719)
Research and development expenses	117,121	106,733	-8.9	1,160

	Nine months ended December 31
	2008	2009	Change	2009
Capital expenditures (additions to property, plant and equipment)	¥258,347	¥148,785	-42.4%	$1,617
Depreciation and amortization expenses*	300,585	276,065	-8.2	3,001
(Depreciation expenses for property, plant and equipment)	(215,271)	(194,953)	-9.4	(2,119)
Research and development expenses	373,711	315,714	-15.5	3,432

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs

Investor Relations Contacts:

Tokyo	New York	London
Gen Tsuchikawa	Sam Levenson	Shinji Tomita
+81-(0)3-6748-2180	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/
Presentation Slides: http://www.sony.net/SonyInfo/IR/financial/fr/09q3_sonypre.pdf